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                              February 9, 2023

       M.P. Vijay Kumar
       Chief Financial Officer
       Sify Technologies Limited
       TIDEL Park, 2nd Floor
       4, Rajiv Gandhi Salai
       Taramani, Chennai 600113 India

                                                        Re: Sify Technologies
Limited
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed June 10, 2022
                                                            File No. 000-27663

       Dear M.P. Vijay Kumar:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F fpr the Fiscal Year Ended March 31, 2022

       Report of Independent Registered Public Accounting Firm, page 104

   1. We note that the report of Manohar Chowdry & Associates, C.A. refers only to the year ended March 31, 2022.
We also note that the consent from Manohar Chowdry
                                                        & Associates, C.A. in
Exhibit 15.1 states that the report dated June 10, 2022 is for the three years ended March
31, 2022 and the consent from ASA & Associates LLP in
                                                        Exhibit 15.2 states
that the report dated July 28, 2021 is for the two years ended March 31,
                                                        2021 and 2020. Please
provide the report from ASA & Associates LLP for the years
                                                        ended 2021 and 2020 in
an amended Form 20-F or revise the report from Manohar
                                                        Chowdry & Associates,
C.A. on page 104 to include all three years presented, whichever disclosure revision
reflects the audit work performed by each firm pursuant to Items
                                                        8(A)(1) and (2) of Form
20-F. Please also file corrected exhibits, as necessary.
 M.P. Vijay Kumar
Sify Technologies Limited
February 9, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameM.P. Vijay Kumar                        Sincerely,
Comapany NameSify Technologies Limited
                                                          Division of
Corporation Finance
February 9, 2023 Page 2                                   Office of Technology
FirstName LastName